UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-38278

Jianpu Technology Inc.

21/F Internet Finance Center,

Danling Street, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Jianpu Technology Inc. Elects to Rely on the SEC Order for Filing Relief in Connection with its Form 20-F for the Year Ended December 31, 2019

Jianpu Technology Inc. (the “Company”) is filing this current report on Form 6-K, pursuant to an order issued by the U.S. Securities and Exchange Commission Under Section 36 of the Securities Exchange Act of 1934 on March 4, 2020, as amended on March 25, 2020 (the “SEC Order”), providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the outbreak of COVID-19.

The recent outbreak of COVID-19 has posed a significant impact on the Company’s ability to file on a timely basis its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”), which is originally due to be filed on April 30, 2020 (the “Original Due Date”). Therefore, the Company has elected to rely on the conditional filing relief provided under the SEC Order. In accordance with the SEC Order, the Company plans to file the Annual Report no later than 45 days after the Original Due Date.

Substantially all of the Company’s operations are concentrated in China. In connection with the intensifying efforts to contain the spread of COVID-19, the Chinese government has taken a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. To cope with the impact and to protect its employees, the Company has also taken a series of measures, including, among others, the adoption of modified operating hours, temporary closure of certain offices, remote working arrangements for its employees and more stringent workplace sanitation measures. Meanwhile, some of the Company’s financial service providers, their agents and the Company’s other business partners are experiencing disruptions to business operations and reduction in work efficiency. The foregoing factors have reduced the capacity and efficiency of the Company’s operations, and resulted in difficulties with respect to information collection related to the preparation of the Annual Report, particularly certain subsequent information to verify the business conducted in 2019. As a result, the preparation of the Company’s Annual Report has been delayed.  The Company needs more time to collect, examine, analyze and compile the information, particularly certain subsequent information recently received from third parties, and to evaluate the impact of such information on the Company’s consolidated financial statements and the Annual Report. Therefore, the preparation of the consolidated financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2019 is still in progress. As such, the Company has decided to rely on the SEC Order.

When the Company files the Annual Report, the Company plans to include the following risk factor, as may be expanded or revised as the Company determines appropriate, to reflect the currently unknown and constantly evolving effects of the COVID-19 pandemic and the resulting worldwide crisis:

Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.

The recent outbreak of a novel strain of coronavirus, now named as COVID-19, has spread rapidly to many parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past few months.

Substantially all of our operations are concentrated in China. In connection with intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of measures, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. Normal economic life throughout China was sharply curtailed.

Consequently, our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.

The outbreak of COVID-19 led to a suspension of business activities across various sectors in China and is likely to result in a rise in unemployment, which may weaken the debt repayment ability of borrowers for loans and credit cards. Increased borrower defaults could in return result in enhanced risks and financial losses to the financial services providers on our platform. Although we are an open independent platform and do not directly undertake such risks and losses, financial service providers may reduce their financial product offering on our platform, which in turn materially and adversely affect the transaction volume and user traffic through our platform. On the other hand, the population in most of the major cities in China was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. As a result of the sharp slowdown in consumption activities, especially in leisure spending or outdoor entertainment, there was a significant reduction in the demand for loan products and credit card products. Moreover, we believe that some of our financial service providers, their agents and our other business partners are experiencing disruptions to business operations and lack of liquidity. They may have difficulty in responding to our requests for information and confirmations on time, paying for our services on time or at all, or may not be able to weather the difficulties to continue using our services going forward. Although we have been trying to maintain effective communications and working relationships with the affected business partners and other third parties that we work with in the increasingly complex business and regulatory environment, we cannot assure you that they will cooperate with us timely, or at all, or that potential disagreements or disputes won’t be arise between us and them. Further, to cope with the impact and to protect our employees, we have also taken a series of measures, including, among others, the adoption of modified operating hours, temporary closure of certain offices, remote working arrangements for our employees and more stringent workplace sanitation measures. These measures have reduced the capacity and efficiency of our operations. As a result of the foregoing, our business and financial performance has been materially and adversely affected since the beginning of 2020, and such material adverse impact is likely to continue throughout the current year, if not longer, while our results of operations for the past periods and going forward may also be materially adversely affected.

While many of the restrictions have been relaxed since late April, and we are adopting a series of measures to cope with the uncertainties and risks brought about by COVID-19, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reintroduction of restrictions. The extent to which this outbreak impacts our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of this outbreak and the actions taken by authorities and other entities to contain this outbreak or treat its impact, among others, all of which are beyond our control. Even if the economic impact of COVID-19 is gradually recovered, the outbreak will have a lingering, long-term effect on business activities and consumption behavior. There is no assurance that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment we operate in.

Special Note Concerning Forward-Looking Statements

This report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, including, among others, the Company’s intent and beliefs relating to the completion and filing of the annual report on Form 20-F for the fiscal year ended December 31, 2019. These statements are not historical facts, and involve inherent risks and uncertainties. The Company may also make written or oral forward-looking statements in its other reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All information provided in this report is current as of the date of the report, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianpu Technology Inc.

By	:	/s/ Yilü (Oscar) Chen
Name	:	Yilü (Oscar) Chen
Title	:	Chief Financial Officer

Date: April 30, 2020